Filed by The Limited, Inc.
                                     Pursuant to Rule 425 under the
                                     Securities Act of 1933 and deemed
                                     Filed pursuant to Rule 14a-12 under
                                     the Securities Exchange Act of 1934

                                     Subject Company: Intimate Brands, Inc.
                                     Commission File No. 1-13814

                                     Date: February 7, 2002



On February 7, 2002, Intimate Brands, Inc. issued the following press release:



                     INTIMATE BRANDS REPORTS JANUARY SALES

Columbus, Ohio (February 7, 2002) -- Intimate Brands, Inc. (NYSE: IBI) reported that comparable store sales for the four weeks ended February 2, 2002 increased 7% compared to the four weeks ended February 3, 2001. The Company reported net sales of $341.8 million for the four-week period ended February 2, 2002 compared to sales of $407.3 million for the five-week period ended February 3, 2001. Excluding the extra week in January last year, the sales increase from the comparable four-week period last year was 16%.

Comparable store sales for the thirteen weeks ended February 2, 2002 were flat compared to the thirteen weeks ended February 3, 2001. Net sales were $1.936 billion for the thirteen weeks ended February 2, 2002 compared to $1.938 billion for the fourteen weeks ended February 3, 2001. Excluding the extra week in the fourth quarter, the sales increase from the comparable thirteen-week period last year was 4%.

The Company reported a comparable stores sales decrease of 5% for the fifty-two weeks ended February 2, 2002, compared to the fifty-two weeks ended February 3, 2001. Net sales were $5.021 billion for the fifty-two weeks ended February 2, 2002 compared to $5.117 billion for the fifty-three weeks ended February 3, 2001. Excluding the extra week last year, sales were flat to the comparable period last year.

As a reminder, Intimate Brands will report fourth quarter earnings on February 28, 2002 at 8:45 a.m. EST.

About Intimate Brands, Inc.:
Intimate Brands, Inc. is the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. As of February 2, 2002, Victoria's Secret products are available through 906 lingerie and 495 beauty stores (of which 96 are stand-alone), the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. The Company offers a broad selection of personal care, home fragrance and decor products through 1,584 Bath & Body Works and 127 White Barn Candle Company stores (of which 31 are stand-alone).

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this press release or the January sales call involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2001 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or the January sales call or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The forward-looking information provided in this press release or the January sales call is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                                      ###

For further information, please contact:
Debbie J. Mitchell
Vice President, Communications and Investor Relations
Intimate Brands, Inc.
(614) 415-7546
www.IntimateBrands.com

(attachment: Comparable Store Sales and Store Count, page 3)


                             INTIMATE BRANDS, INC.
                                  JANUARY 2002


Comparable Store Sales Increase (Decrease):

                                                              Fourth         Fourth      Year-to-date   Year-to-date
                             January 2002   January 2001   Quarter 2001   Quarter 2000       2001           2000
                             ------------   ------------   ------------   ------------   ------------   ------------
Victoria's Secret Stores         11%            (3%)             10%          (4%)             0%             5%
Bath & Body Works                 1%             1%             (10%)         (2%)           (11%)            1%
Intimate Brands, Inc.             7%            (1%)              0%          (3%)           (5%)             4%

Total Stores:

                                                                                      Stores
                                   Beginning       Year-to-date         Acquired     Operating
                                    of Year     Opened      Closed     (Disposed)    at 2/2/02
                                  ---------------------------------------------------------------
Victoria's Secret Stores               958          60       (16)           -          1,002
Bath & Body Works                    1,432         191        (8)           -          1,615
                                  ---------------------------------------------------------------
Total Intimate Brands                2,390         251       (24)           -          2,617


Additional Information

         In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

         The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2000